UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF JANUARY 2008
COMMISSION FILE NUMBER: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.
(Translation of registrant's name into English)
10 Jiancaicheng Middle Road
Xisanqi, Haidan District
Beijing, People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The following exhibits are submitted herewith

Exhibit Number	Description
99.1	Press Release dated December 27, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:	/s/ Wang Changli
Name:	Wang Changli
Title:	President and Chief Executive Officer

Date: January 7, 2008

CONTACT: Dr. Wang Changli (8610) 5898 1332	-OR-	INVESTOR RELATIONS COUNSEL: The Equity Group Inc. Adam Prior (212) 836-9606 aprior@equityny.com

FOR IMMEDIATE RELEASE

HLS SYSTEMS INTERNATIONAL COMPLETES REDEMPTION OF ALL WARRANTS

Beijing, China - December 27, 2007 - HLS Systems International, Ltd. (OTCBB: HLSYF) (“HLS”) today announced that it has completed the previously announced redemption of its warrants that traded under the ticker symbol HLSWF. The redemption date for the warrants was December 17, 2007.

There were originally 11,500,000 warrants issued in connection with the August 2005 initial public offering of Chardan North China Acquisition Corp., a specified purpose acquisition corporation that merged with HLS in September 2007. Each warrant entitled the holder to purchase from HLS one share of the Company’s common stock at an exercise price of $5.00. Prior to redemption, a total of 11,442,614 warrants were exercised, equal to approximately 99.5% of all warrants originally issued. The remaining 57,386 warrants were cancelled at redemption and the holders of those warrants will be paid the sum of $0.01 per warrant.

HLS received total proceeds from all warrant exercises of approximately $57.2 million. As of December 26, 2007, there are approximately 41.9 million shares of HLS’ common stock issued and outstanding.

Dr. Wang Changli, HLS’ Chief Executive Officer, stated, “We have significantly strengthened HLS’ cash position and net worth. As one of the largest and most technologically advanced automation control systems companies in China, we plan to continue to grow our businesses aggressively in different segments. This capital infusion will be crucial in those efforts.”

About HLS Systems
HLS has become one of the leading automation systems providers in the PRC, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. The Company specializes in the research, development, production, sale and distribution of industrial automation and control systems, competing effectively with both domestic Chinese companies and large, multinational participants in the industrial, rail and nuclear power sectors.